November 7, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	MB Bancorp, Inc. Registration Statement on Form S-1 Request for Acceleration of Effectiveness File No. 333-198700

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join MB Bancorp, Inc. (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1 be declared effective at 2:00 p.m. on November 12, 2014 or as soon thereafter as practicable.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

By:	/s/ Patricia A. McJoynt
Name:	Patricia A. McJoynt
Title:	Managing Director